

CheeseCaked is not accepting investment.

View investment opportunities on Mainvest

Edit Profile  Watch this investment opportunity Share
Women-ownedMinority-ownedBlack-owned
CheeseCaked

Dessert Shop

5380 Peachtree Industrial Blvd
Norcross, GA 30071
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
CheeseCaked is seeking investment to continue our journey.
This is a preview. It will become public when you start accepting investment.
ABOUT US

CheeseCaked specializes in turning your favorite desserts into amazing cheesecake flavors. We specialize in flavors such as Pecan Praline, Champagne, Salted Caramel, White Chocolate Raspberry Swirl, Vanilla Bean, Banana Pudding and many more.

It all started with grandma's sweet potato cheesecake and her secrets to successful baking. During those precious moments, Shawn Brown discovered her natural artistic ability to revitalize a simple cheesecake recipe.
CheeseCaked has added imagination and extra love from the generation of family recipes. Healthy eating is a big part of the CheeseCaked brand, which is why we are devoted to creating a variety of options for the weight conscious customer.
Our intention is to create each skillfully hand-crafted cheesecake to be a unique special indulgence.
This is a preview. It will become public when you start accepting investment.
A FEW OF OUR CREATIONS...
OMG: Our signature cheesecake crowned with brownies, caramel. pecans and whipped cream.
Proud Mama: The best of both worlds combining rich PB and chocolate enriched with cheesecake and small chunks of peanut butter cups.
Mila Pie: Our signature cheesecake surrounds cinnamon apples and a touch of caramel.
Hot Flash: Delicious white chocolate signature cheesecake with a raspberry swirl.
Pretty in Pink: Our most refreshing flavor! Pink lemonade signature cheesecake.
Key to the City: Our signature cheesecake with the perfect key lime flavor.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Shawn Brown
Owner

Shawn Brown was born and raised in Los Angeles, California. She is an experienced Baking Industry professional. Shawn is a single mother who has managed to turn many tragedies into triumph.

There's a lot of love in her kitchen, where she enjoys baking with her kids, Milan, Jailyn, and Merritt, while teaching them the importance of family, achieving their dreams, entrepreneurship and fine turning her finaly fulfilled passion of opening CheeseCaked

This is a preview. It will become public when you start accepting investment.
My Story

Born and raised in Los Angeles, California, Shawn Brown is an experienced Baking Industry professional. Shawn is a single mother who has managed to turn many of her life's troubles into triumphs.  Her imprint, Cheesecaked was born from a traumatic accident and would go on to become one of the nation's most sought-after gourmet dessert brands.

A life-altering tragedy for Shawn happened in February 1994. Shawn and her sister were hit head-on by a drunk driver who didn't want to wait at a train crossing so he barreled through an intersection into oncoming traffic and plowed into their car, hitting them head-on. This man's decision severely injured her sister, causing Shawn to suffer massive head and body injuries knocking her unconscious and killing her ten-week-old son, Jakori. The majority of Shawn's injuries were head and face-related and so extensive that the medical team asked her mother for her most recent picture so they could recreate her face.

Through all of this, Brown has always stayed positive and ambitious, hoping to one day fulfill her life's dream of opening her own bakery, specializing in cheesecakes. This would give birth to the renowned bakery, Cheesecaked, which is known for its unique, gourmet cheesecakes, signature milkshakes, and more. Shawn's innovative creations have been featured in Food Network, Good Morning America, CNN Travel, and other major networks! After years of success, tragedy struck again after Shawn was diagnosed with Stage 4 Breast Cancer, forcing her to close her Cheesecaked location indefinitely.

Fast forward to 2021, Cheesecaked has reemerged in Atlanta, Georgia. The Underground Atlanta branch of Cheesecaked officially reopened on November 13, 2021, and the Norcross, Georgia location is slated to open in 2022.

Brown currently lives in Conyers, GA with her three amazing children and she is working hard to regain and reclaim the young woman she lost so many years ago. There's a lot of love in her kitchen, where she enjoys baking with her kids, Milan, Jailyn, and Merritt, while teaching them the importance of family, achieving their dreams, entrepreneurship, and fine-turning her Cheesecaked imprints.

Although her life has been dealt more than a normal share of misfortune, Shawn is determined to have her children know that one can overcome life's most difficult times and that there are valuable lessons in every experience.

This is a preview. It will become public when you start accepting investment.
THE 'STRAHAN & SARA' MILKSHAKE
Play
00:00
00:00
Mute
Settings
Enter fullscreen
Play

Shawn Brown from Atlanta's CheeseCaked creates the "What's Poppin' Honey Bun Cheesecake" shake for "Strahan and Sara."Shawn Brown from Atlanta's CheeseCaked creates the "What's Poppin' Honey Bun Cheesecake" shake for "Strahan and Sara."

This is a preview. It will become public when you start accepting investment.
PRESS
Simply Buckhead: Q & A with Shawn Brown

Monster milkshakes on the menu at Cheesecaked in Buckhead

Over-the-top desserts, monster milkshakes and crazy creations await visitors to Cheesecaked in Buckhead.

Mom who founded Atlanta bakery after tragedy surprised with Super Bowl tickets

Shawn Brown's bakery is her and her family's second chance at life.

Get CheeseCaked | CNN

Kelly Bowman checks out Atlanta's whimsical destination for sweet sips

CheeseCaked Creamery and Cafe 'Put on Pause' While Owner Undergoes Treatment | What Now Atlanta

CheeseCaked Creamery and Cafe, a bakery that specializes in small, personal-sized cheesecakes and piled-on cheesecake milkshakes, has closed and...

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Debt Consolidation $20,000

Sales Hire & Marketing $26,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $400,000 $600,000 $850,000 $850,000 $1,400,000

Cost of Goods Sold $70,000 $105,000 $148,750 $148,750 $245,000

Gross Profit $330,000 $495,000 $701,250 $701,250 $1,155,000

EXPENSES

Rent $40,000 $40,000 $40,000 $40,000 $40,000

Salaries & Wages $140,000 $143,500 $147,087 $150,764 $154,533

Equipment $20,000 $20,500 $21,012 $21,537 $22,075

Insurance, Licensing, and Permits $5,000 $5,125 $5,253 $5,384 $5,518

Misc Expenses $10,000 $10,250 $10,506 $10,768 $11,037

Legal & Professional Fees $8,000 $8,200 $8,405 $8,615 $8,830

Operating Profit $107,000 $267,425 $468,987 $464,182 $913,007

This information is provided by CheeseCaked. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Media Kit.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends October 13th, 2023

Summary of Terms

Legal Business Name I am Shawn Brown LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2.5%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

No other outstanding equity

The capital raised through Mainvest will make up the entirety of the CheeseCaked's fundraising. However, CheeseCaked may require additional funds from alternate sources at a later date.

Other challenges

CheeseCaked has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Marketing.

Being able to hire enough staff.

Having capital on hand to replace broken equipment.

Subsequent events to historical financials

Since the latest available financial statements of CheeseCaked, we have had the following material changes and trends:

Increased in costs relating to all menu items.

Took out a loan for $20,000 to complete construction.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of CheeseCaked to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

CheeseCaked operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. CheeseCaked competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from CheeseCaked's core business or the inability to compete successfully against the with other competitors could negatively affect CheeseCaked's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in CheeseCaked's management or vote on and/or influence any managerial decisions regarding CheeseCaked. Furthermore, if the founders or other key personnel of CheeseCaked were to leave CheeseCaked or become unable to work, CheeseCaked (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which CheeseCaked and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, CheeseCaked is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

CheeseCaked might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If CheeseCaked is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt CheeseCaked

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect CheeseCaked's financial performance or ability to continue to operate. In the event CheeseCaked ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither CheeseCaked nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

CheeseCaked will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and CheeseCaked is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although CheeseCaked will carry some insurance, CheeseCaked may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, CheeseCaked could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect CheeseCaked's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of CheeseCaked's management will coincide: you both want CheeseCaked to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want CheeseCaked to act conservative to make sure they are best equipped to repay the Note obligations, while CheeseCaked might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If CheeseCaked needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with CheeseCaked or management), which is responsible for monitoring CheeseCaked's compliance with the law. CheeseCaked will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if CheeseCaked is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if CheeseCaked fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of CheeseCaked, and the revenue of CheeseCaked can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of CheeseCaked to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by CheeseCaked. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy